DN

Power Financial Corporation

08006051

SUPPL

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

082-01716

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on February 15, 2009 to shareholders of record at the close of business on January 23, 2009, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending December 31, 2008;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on January 31, 2009 to shareholders of record at the close of business on January 9, 2009; and

(11) A quarterly dividend of 35 cents per share on the outstanding common shares (PWF) of the Corporation payable on January 30, 2009 to shareholders of record at the close of business on December 31, 2008.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President, General Counsel and Secretary

Montréal, Québec
November 11, 2008

POWER FINANCIAL
CORPORATION

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

NINE-MONTH EARNINGS AND DIVIDEND INCREASE

Montréal, Québec, November 11, 2008 – Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2008 were $1,540 million or $2.10 per share, compared with $1,583 million or $2.16 per share in the corresponding period in 2007.

Other income was $570 million or $0.81 per share for the nine-month period ended September 30, 2008 and essentially consisted of Power Financial's share of non-operating earnings recorded by Great-West Lifeco, discussed below, as well as by Pargesa. For the nine-month period ended September 30, 2007, other items represented a charge of $71 million or $0.10 per share, also discussed below. Net earnings, including other income, for the nine-month period ended September 30, 2008 were $2,110 million or $2.91 per share, compared with $1,512 million or $2.06 per share in 2007.

THIRD-QUARTER RESULTS

For the quarter ended September 30, 2008, operating earnings of the Corporation were $459 million or $0.62 per share, compared with $531 million or $0.73 per share in the third quarter of 2007.

- more -

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

Other items for the third quarter of 2008 were a charge of $2 million, compared with a charge of $74 million or $0.11 per share for the same quarter in 2007.

Net earnings for the quarter were therefore $457 million or $0.62 per share in 2008, unchanged from 2007.

RESULTS OF SUBSIDIARIES AND PARJOINTCO

Great-West Lifeco Inc.

Great-West Lifeco has reported net income attributable to common shareholders of $2,303 million for the nine months ended September 30, 2008, compared with net income of $1,519 million reported a year ago. On a per share basis, this represents $2.575 per common share, compared with $1.703 for 2007. The 2008 nine-month results also include three non-recurring items that totalled $767 million, after tax, as described below.

The results in the third quarter were impacted by an after-tax charge for asset impairment of $96 million or $0.107 per common share and an after-tax charge of $19 million or $0.02 per common share incurred in connection with the liquidation of the Putnam Prime Money Market fund.

- more -

In the nine months ended September 30, 2008, three non-recurring items contributed approximately $767 million to earnings. During the second quarter of 2008, Lifeco realized an after-tax gain of $649 million in connection with the sale of its U.S. healthcare business. During the first quarter of 2008, an after-tax gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which Great-West Life & Annuity had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves of approximately $58 million, after tax, to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

For the three months ended September 30, 2008, Lifeco has reported net income attributable to common shareholders of $436 million, compared with net income of $461 million reported a year ago. On a per share basis, this represents $0.487 per common share for the three months ended September 30, 2008, compared with $0.516 per common share for 2007.

For the nine-month and three-month periods ended September 30, 2008, the contribution from Lifeco to Power Financial's operating earnings was $1,079 million and $306 million, compared with $1,140 million and $393 million for the corresponding periods in 2007.

IGM Financial Inc.

IGM Financial reported adjusted net income for the nine months ended September 30, 2008 of $626 million, compared with net income of $645 million in 2007. Adjusted earnings per share were $2.36 in 2008, compared with earnings per share of $2.41 in 2007. Adjusted net income and earnings per share for the nine months ended September 30, 2008 excluded $25 million recorded in the second quarter, which represented IGM's proportionate share of Lifeco's after-tax gain on the sale of its healthcare business, Great-West Healthcare. Net income without adjustment for the nine months ended September 30, 2008 was $651 million and earnings per share on this basis were $2.45.

Net income for the three-months ended September 30, 2008 was $199 million, compared with net income of $218 million in 2007. Earnings per share were $0.75 for the period, compared with $0.82 in 2007.

For the nine-month and three-month periods ended September 30, 2008, IGM contributed $349 million and $112 million to Power Financial's operating earnings, compared with $361 million and $122 million in 2007.

Partjointco N.V.

Power Financial holds a 50% interest in Partjointco N.V., which in turn holds a 54.1% interest in Pargesa Holding SA. Pargesa reported operating earnings of SF694 million for the nine-month period in 2008, compared with SF537 million for the corresponding period in 2007.

For the three-month period ended September 30, 2008, Pargesa's operating earnings were SF256 million, compared with SF126 million in the corresponding period in 2007. The increase is mainly due to the first time accounting for Lafarge beginning on January 1, 2008, under the equity method, and the declaration by GDF SUEZ of an interim dividend recognized during the third quarter of 2008. The contribution from the European affiliate to Power Financial's operating earnings was $181 million and $64 million, respectively, in the nine-month and three-month periods in 2008, compared with $128 million and $30 million, respectively, in 2007.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	January 23, 2009	February 15, 2009	To be determined In accordance with the articles of the Corporation
Series C	January 9, 2009	January 31, 2009	32.50¢
Series D	January 9, 2009	January 31, 2009	34.375¢
Series E	January 9, 2009	January 31, 2009	32.8125¢
Series F	January 9, 2009	January 31, 2009	36.875¢
Series H	January 9, 2009	January 31, 2009	35.9375¢
Series I	January 9, 2009	January 31, 2009	37.50¢
Series J	January 9, 2009	January 31, 2009	29.375¢
Series K	January 9, 2009	January 31, 2009	30.9375¢
Series L	January 9, 2009	January 31, 2009	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 35 cents per share on the Corporation's common shares payable January 30, 2009 to shareholders of record December 31, 2008. This represents an increase of 1,5 cents over the previous quarterly dividend of 33.50 cents.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and common shares are eligible dividends.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates), the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

- more -

POWER FINANCIAL CORPORATION

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

Following the announcement in 2007 of GWL&A's sale of its health care business, which closed on April 1, 2008, the results from Lifeco's U.S. health care business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP. Power Financial's share of these results is included in operating earnings, while the Corporation's share of the gain realized on the sale is included in Other items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30, 2008 (unaudited)	December 31, 2007
Assets		
Cash and cash equivalents	**5,301**	5,625
Investments		
Shares	**6,249**	6,927
Bonds	**62,010**	65,069
Mortgages and other loans	**17,993**	16,423
Loans to policyholders	**6,814**	6,317
Real estate	**3,232**	2,549
	96,298	97,285
Funds held by ceding insurers	**12,527**	1,512
Investment at equity	**2,942**	3,503
Assets of operations held for sale	**–**	697
Intangible assets	**5,086**	4,946
Goodwill	**9,601**	9,230
Future income taxes	**884**	615
Other assets	**6,514**	6,701
	139,153	130,114
Liabilities		
Policy liabilities		
Actuarial liabilities	**96,723**	87,487
Other	**4,522**	4,385
Deposits and certificates	**904**	857
Funds held under reinsurance contracts	**164**	164
Liabilities of operations held for sale	**–**	428
Debentures and other borrowings	**5,675**	6,791
Preferred shares of the Corporation	**300**	300
Preferred shares of subsidiaries	**1,312**	1,303
Capital trust securities and debentures	**642**	639
Future income taxes	**723**	743
Other liabilities	**6,813**	6,633
	117,778	109,730
Non-controlling interests	**7,847**	7,519
Shareholders' equity		
Stated capital		
Perpetual preferred shares	**1,400**	1,400
Common shares	**595**	594
Contributed surplus	**87**	69
Retained earnings	**11,870**	10,504
Accumulated other comprehensive income (loss)	**(424)**	298
	13,528	12,865
	139,153	130,114

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30		Nine months ended September 30	
(unaudited) (in millions of Canadian dollars, except per share amounts)	**2008**	2007	**2008**	2007
Revenues				
Premium income	**3,912**	3,637	**25,225**	12,989
Net investment income				
Regular net investment income	**1,570**	1,425	**4,642**	4,355
Change in fair value on held-for-trading assets	**(2,258)**	425	**(4,793)**	(1,919)
	(688)	1,850	**(151)**	2,436
Fee income	**1,398**	1,406	**4,288**	3,815
	4,622	6,893	**29,362**	19,240
Expenses				
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**2,173**	4,458	**21,959**	12,282
Commissions	**556**	538	**1,646**	1,648
Operating expenses	**906**	967	**2,687**	2,314
Financing charges	**110**	115	**361**	287
	3,745	6,078	**26,653**	16,531
	877	815	**2,709**	2,709
Share of earnings of investment at equity	**64**	30	**181**	128
Other income (charges), net	**(1)**	(3)	**12**	–
Earnings from continuing operations before income taxes and non-controlling interests	**940**	842	**2,902**	2,837
Income taxes	**266**	169	**709**	672
Non-controlling interests	**217**	252	**586**	770
Earnings from continuing operations	**457**	421	**1,607**	1,395
Earnings from discontinued operations	**–**	36	**503**	117
Net earnings	**457**	457	**2,110**	1,512
Earnings per common share				
Basic	**0.62**	0.62	**2.91**	2.06
Diluted	**0.62**	0.62	**2.90**	2.05

SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,912	–	–	–	3,912
Net investment income					
Regular net investment income	1,539	49	–	(18)	1,570
Change in fair value on held-for-trading assets	(2,258)	–	–	–	(2,258)
	(719)	49	–	(18)	(688)
Fee income	778	635	–	(15)	1,398
	3,971	684	–	(33)	4,622
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	2,173	–	–	–	2,173
Commissions	341	230	–	(15)	556
Operating expenses	732	155	–	19	906
Financing charges	76	22	–	12	110
	3,322	407	–	16	3,745
	649	277	–	(49)	877
Share of earnings of investment at equity	–	–	64	–	64
Other income (charges), net	–	–	(1)	–	(1)
Earnings from continuing operations before income taxes and non-controlling interests	649	277	63	(49)	940
Income taxes	187	78	–	1	266
Non-controlling interests	156	87	–	(26)	217
Contribution to consolidated earnings from continuing operations	306	112	63	(24)	457
Contribution to consolidated earnings from discontinued operations	–	–	–	–	–
Contribution to consolidated net earnings	306	112	63	(24)	457

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Three months ended September 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,637	–	–	–	3,637
Net investment income					
Regular net investment income	1,402	44	–	(21)	1,425
Change in fair value on held-for-trading assets	425	–	–	–	425
	1,827	44	–	(21)	1,850
Fee income	735	687	–	(16)	1,406
	6,199	731	–	(37)	6,893
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	4,458	–	–	–	4,458
Commissions	316	238	–	(16)	538
Operating expenses	798	155	–	14	967
Financing charges	81	22	–	12	115
	5,653	415	–	10	6,078
	546	316	–	(47)	815
Share of earnings of investment at equity	–	–	30	–	30
Other income (charges), net	–	–	–	(3)	(3)
Earnings from continuing operations before income taxes and non-controlling interests	546	316	30	(50)	842
Income taxes	73	96	–	–	169
Non-controlling interests	185	99	–	(32)	252
Contribution to consolidated earnings from continuing operations	288	121	30	(18)	421
Contribution to consolidated earnings from discontinued operations	36	–	–	–	36
Contribution to consolidated net earnings	324	121	30	(18)	457

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Nine months ended September 30, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	25,225	–	–	–	25,225
Net investment income					
Regular net investment income	4,539	166	–	(63)	4,642
Change in fair value on held-for-trading assets	(4,793)	–	–	–	(4,793)
	(254)	166	–	(63)	(151)
Fee income	2,381	1,954	–	(47)	4,288
	27,352	2,120	–	(110)	29,362
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	21,959	–	–	–	21,959
Commissions	993	700	–	(47)	1,646
Operating expenses	2,140	485	–	62	2,687
Financing charges	259	66	–	36	361
	25,351	1,251	–	51	26,653
	2,001	869	–	(161)	2,709
Share of earnings of investment at equity	–	–	181	–	181
Other income (charges), net	–	–	12	–	12
Earnings from continuing operations before income taxes and non-controlling interests	2,001	869	193	(161)	2,902
Income taxes	466	242	–	1	709
Non-controlling interests	418	260	–	(92)	586
Contribution to consolidated earnings from continuing operations	1,117	367	193	(70)	1,607
Contribution to consolidated earnings from discontinued operations	503	–	–	–	503
Contribution to consolidated net earnings	1,620	367	193	(70)	2,110

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Nine months ended September 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	12,989	–	–	–	12,989
Net investment income					
Regular net investment income	4,261	152	–	(58)	4,355
Change in fair value on held-for-trading assets	(1,919)	–	–	–	(1,919)
	2,342	152	–	(58)	2,436
Fee income	1,842	2,022	–	(49)	3,815
	17,173	2,174	–	(107)	19,240
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	12,282	–	–	–	12,282
Commissions	992	706	–	(50)	1,648
Operating expenses	1,805	466	–	43	2,314
Financing charges	185	66	–	36	287
	15,264	1,238	–	29	16,531
	1,909	936	–	(136)	2,709
Share of earnings of investment at equity	–	–	128	–	128
Other income (charges), net	–	–	3	(3)	–
Earnings from continuing operations before income taxes and non-controlling interests	1,909	936	131	(139)	2,837
Income taxes	384	288	–	–	672
Non-controlling interests	571	288	–	(89)	770
Contribution to consolidated earnings from continuing operations	954	360	131	(50)	1,395
Contribution to consolidated earnings from discontinued operations	117	–	–	–	117
Contribution to consolidated net earnings	1,071	360	131	(50)	1,512

END